

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

J. Douglas Ramsey, Ph.D.
Chief Executive Officer and Chief Financial Officer
Breeze Holdings Acquisition Corp.
955 W. John Carpenter Freeway
Suite 100-929
Irving, TX 75039

> **Re: Breeze Holdings Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-39718**

Dear J. Douglas Ramsey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit 31.1 Section 302 Certification, page 1

1. We note you have omitted the portion of introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officers' responsibility for designing, establishing and maintaining internal control over financial reporting for the company. As you are subject to the internal control over financial reporting requirements, please amend your Form 10-K accordingly to include the requisite language in your Section 302 Certification(s). We also note you omitted the portion of introductory language in paragraph 4 in each of your 2023 quarterly reports filed on Form 10-Q. You may refer to Item 601(b)(31) of Regulation S-K for further guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing